OMB APPROVAL
OMB Number: 3235-0058
Expires: August 31, 2015
Estimated average burden hours per response: 2.50
SEC FILE NUMBER 333-173039
CUSIP NUMBER 42225M102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

SWK HOLDINGS CORPORATION

Full Name of Registrant

Former Name if Applicable

15770 NORTH DALLAS PARKWAY, SUITE 1290

Address of Principal Executive Office (Street and Number)

 DALLAS, TEXAS 75248

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SWK Holdings Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (the “Form 10-Q”), prior to the filing deadline due to a delay experienced by the Company in completing its financial statements and other disclosures in the Form 10-Q. The Company could not complete the current Form 10-Q filing for the quarter ended June 30, 2014, without unreasonable effort or expense. The Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that reflect the Company’s judgment and involve risks and uncertainties as of the date of this report. These forward looking statements include those related to the timing of the completion of the Company’s financial statements and the filing of the Form 10-K. Actual events or results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company and should not be considered as an indication of future events or results. Potential risks and uncertainties include, among other things: the timing of completion of the Company’s filing of its Form 10-K and the additional risks and important factors described in the Company’s other reports filed with the SEC, which are available at the SEC’s website at http://www.sec.gov. All of the statements in this report on Form 12b-25 are made as of the date of this filing, and the Company undertakes no duty to update this information, except as required by law.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

PARTH MUNSHI	404	218-3600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SWK HOLDINGS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2014	By	/s/ J. BRETT POPE
J. BRETT POPE, CEO